

September 23, 2013

Via E-mail
Mr. John F. Thero
President and Principal Financial Officer
Amarin Corporation plc
2 Pembroke House, Upper Pembroke Street 28-32
Dublin 2, Ireland

> **Re:** **Amarin Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 8, 2013**
> **File No. 0-21392**

Dear Mr. Thero:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development

1. We note your material investment annually in R&D and you discuss research and development projects in your filing in numerous sections. Please provide us proposed disclosure to be included in future periodic filings that addresses the following:
   - For each of your key research and development projects, please disclose the following:
     - The costs incurred during each period presented;
     - The nature of efforts and steps necessary to complete the project;

- o The risks and uncertainties associated with completing development;
- o The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
- o Future milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency that can be reliably determined.
- If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please disclose the reasons for and the amount of the expected change.

Notes to Consolidated Financial Statements

(9)   Commitments and Contingencies
Royalty and Milestone Obligations, page F-18

2. We have the following comments regarding your disclosure and accounting for the $11.6 million milestone payment to the former shareholders of Laxdale Limited related to the 2004 acquisition of your rights to Vascepa:
   - Please provide us your basis for establishing an eighteen year amortization life.
   - In doing so, please address your disclosure under "Risk Factors" (page 35) of your Form 10-K and your Form 10-Q (page 39) for the period ended June 30, 2013, which indicates that, in spite of your best efforts and ongoing dialogue with the FDA, a decision on Amarin's pending NCE exclusivity request for Vascepa has not been rendered.
   - Tell us how you considered that if the NCE is obtained, it only provides five years of marketing exclusivity.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Six Months Ended June 30, 2013 versus June 30, 2012
Cost of Goods Sold, page 23

3. You state that "The cost of the API included in cost of goods sold reflects the average cost of API included in inventory. This average cost reflects the actual purchase price of Vascepa API, as well as a portion of API carried at zero cost for material which was purchased prior to FDA approval of Vascepa on July 26, 2012." Please provide us proposed disclosure to be included in future periodic filings addressing the following:
   - Quantify the impact this zero cost inventory had on your historical results of operations, including Cost of Goods Sold and Gross Margin percentages, for each period and/or year presented;
   - Quantify the estimated selling value of zero cost inventory on hand as of the latest period presented and indicate its remaining shelf life; and

- Estimate, based on your current sales trends, the time period when the zero cost inventory will be depleted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant